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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505103

(Cusip Number)

Richard P. Thompson
c/o Aradigm Corporation
3929 Point Eden Way
Hayward, CA 94545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Richard P. Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares (1)

		9.	Sole Dispositive Power: 985,312 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): IN

(1)	Also includes 670,000 shares exercisable pursuant to outstanding options within 60 days of February 10, 2003 and 15,000 shares held by Thompson Family Partners and 100 shares held by a member of his immediate family.

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Schedule 13D

Item 1.	Security and Issuer

     This statement is being filed by Richard P. Thompson (the “Reporting Person.”)

Item 2.	Identity and Background

     This statement is being filed by Richard P. Thompson (the “Reporting Person.”)

     The address of the principal business office of the Reporting Person is c/o Aradigm Corporation 3929 Point Eden Way Hayward, CA 94545.

     The reporting person is the Chief Executive Officer and a director of the Issuer.

     During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a United States citizen.

     The Reporting Person entered into a Securities Purchase Agreement, dated February 10, 2003 (the “Financing Purchase Agreement,” a copy of which is attached hereto as Exhibit 1), with the Issuer and certain other investors whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (the “Financing Shares”) and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $0.79 per share (the “Financing Warrants”) to the such parties for an aggregate purchase price of $15,004,000 (the “Financing”). Pursuant to the Financing Purchase Agreement, the Reporting Person will purchase 88,607 shares of Common Stock and Financing Warrants to purchase up to 19,936 shares of Common Stock for an aggregate purchase price of $69,999.53. The Financing is subject to shareholder approval and certain other closing conditions.

     In connection with the Financing, the Reporting Person and certain other shareholders of the Issuer (the “Other Shareholders”) entered into a Voting Agreement, dated February 10, 2003 (the “Voting Agreement,” a copy of which is attached hereto as Exhibit 2), providing, among other things, that each of the Reporting Person and the Other Shareholders would vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing, the Financing Purchase Agreement and that certain Warrant Repricing Agreement, dated as of February 10, 2002, by and among the Issuer and certain parties thereto (the “Warrant Repricing Agreement,” a copy of which is attached hereto as Exhibit 3) providing, among other things, that the Issuer is obligated, upon the consummation of the Financing, to cancel certain warrants to purchase up to 4,016,024 shares of Common Stock, at an exercise price of $6.97 per share (including certain warrants held by the Reporting Person), issued to certain parties and reissue new warrants to the holders thereof at a lower exercise price of $1.12 per share. As a result of the execution of the Voting Agreement, the Reporting Person and the Other Shareholders may be considered a “group” (a “Group”) for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the “Act”). See Items 4, 5 and 6 for more details regarding the Financing, the Voting Agreement and the Warrant Repricing Agreement.

Item 3.	Source and Amount of Funds or Other Consideration.

     Each of the Other Shareholders is the record holder or beneficially owns the shares of capital stock of the Issuer and warrants to purchase Common Stock as follows: (i) Novo Nordisk Pharmaceuticals, Inc. beneficially owns 7,868,369 shares of Common Stock; (ii) State Street Research Aurora Fund beneficially owns 1,282,500 shares of Common Stock; (iii) State Street Research Aurora Portfolio beneficially owns 295,900 shares of Common Stock; (iv) State Street Research Health Sciences Fund beneficially owns 288,100 shares of Common Stock; (v) MPM BioEquities Master Fund LP beneficially owns 206,611 shares of Preferred Stock; (vi) Domain Public Equity Partners, LP beneficially owns 128,000 shares of Common Stock, 154,958 shares of Preferred Stock and warrants to purchase 402,890 shares of Common Stock; (vii) Camden Partners Strategic Fund II-A, LP beneficially owns 141,600 shares of Preferred Stock and warrants to purchase 368,160 shares of Common Stock; (viii) Ursus Offshore Limited beneficially owns 198,900 shares of Common Stock; and (ix) New Enterprise Associates 10, Limited Partnership beneficially owns 2,489,585 shares of Common Stock , 1,033,057 shares of Preferred Stock and warrants to purchase 2,934,906 shares of Common Stock. The shares of capital stock and warrants to purchase Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the “Other Shareholders Securities.” The information regarding the Other Shareholders Securities set forth above is based on the information provided by each of the Other Shareholders as to its respective holdings of capital stock of the Issuer and as set forth in Exhibit A to the Voting Agreement and upon certain information delivered by the Issuer to the Reporting Person. As the Reporting Person and the Other Shareholders may be considered a Group, the Reporting Person may be deemed to beneficially own the Other Shareholders Securities. Each share of Preferred Stock held by each of the Other Shareholders is presently convertible into four shares of Common Stock. Each warrant held by each of the Other Shareholders is presently exercisable.

Item 4.	Purpose of Transaction.

     The Reporting Person acquired the Record and Option Shares for investment purposes. Similarly, the Reporting Person plans to acquire the Financing Shares and Financing Warrants for investment purposes. The Reporting Person entered into the Voting Agreement in connection with the Financing. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of Common Stock in addition to its potential acquisition of the certain of the Financing Shares and Financing Warrants. The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer. Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Financing is contingent upon certain closing conditions, including the approval of the Company’s shareholders. On February 11, 2003, the Company filed a preliminary proxy statement (the “Preliminary Proxy”) with the Securities and Exchange Commission pursuant to which the Company will solicit shareholder approval of the Financing. Based upon information regarding the outstanding capital stock of the Issuer as of February 11, 2003 set in the Preliminary Proxy and the information set forth in Exhibit A to the Voting Agreement, the Reporting Person and the Other Shareholders, together, hold approximately 48.5% of the voting power of the Issuer. Each of the Reporting Person and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing. The Reporting Person and the Other Shareholders have no further obligations to vote or otherwise act together after the closing of the Financing. The closing of the Financing is scheduled to occur promptly after the date of the special shareholders meeting and once all other conditions to closing of the Financing have been met. Upon shareholder approval and satisfaction of such other conditions, the Reporting Person will purchase 88,607 shares of Common Stock and Financing Warrants to purchase up to 19,936 shares of Common Stock for an aggregate purchase price of $69,999.53.

The Reporting Person is the record owner of the Record Shares (i.e., 300,212 shares of Common Stock) and the Option Shares (i.e., options to purchase 670,000 shares of Common Stock) which are presently exercisable into 4,132,228 shares of Common Stock and is deemed to beneficially own the Record Shares and Option Shares.

If the Reporting Person and the Other Shareholders are not deemed a Group, then the Reporting Person may be deemed to own beneficially 3.1% of the Common Stock of the Issuer, which percentage is calculated based upon 31,827,612 shares of Common Stock reported in the Preliminary Proxy to be outstanding by the Issuer as of February 11, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

The Other Shareholders collectively hold 12,551,354 shares of Common Stock and 1,536,226 shares of Preferred Stock which are presently convertible into 6,144,904 shares of Common Stock. As a result of entering into the Voting Agreement, the Reporting Person and the Other Shareholders may be considered a Group and thus the Reporting Person may be deemed to own beneficially the Other Shareholders Securities.

The Reporting Person may be deemed to own beneficially 56.6% of the Common Stock of the Issuer, which percentage is calculated based upon 42,215,660 shares of Common Stock reported in the Preliminary Proxy to be outstanding by the Issuer as of February 11, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act. The Reporting Person disclaims beneficial ownership of the Other Shareholders Securities.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares

(ii)	shared power to vote or to direct the vote:

23,909,614 shares for the Reporting Person (of which the Reporting Person is the record holder of 970,212 shares including shares to be issued upon exercise of Certain Options held by the Reporting Person).(1)

(iii)	sole power to dispose or to direct the disposition:

985,312 shares (1)

(iv)	shared power to dispose or to direct the disposition:

0 shares

(1)  Also includes 670,000 shares exercisable pursuant to outstanding options within 60 days of February 10, 2003 and 15,000 shares held by Thompson Family Partners and 100 shares held by a member of his immediate family.

(c)	Except as set forth above, the Reporting Person has not effected any transaction in the Common Stock in the last 60 days. To the Knowledge of the Reporting Person, no Other Shareholder has effected any transaction in the Common Stock in the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record or Option Shares beneficially owned by any of the Reporting Person. To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Other Shareholders Securities beneficially owned by any of the Other Shareholders.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     In connection with the Financing, the Reporting Person and the Other Shareholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of: (i) the Financing: (ii) the execution, delivery and performance by the Issuer of the Financing Purchase Agreement; (iii) the execution, delivery and performance by the Issuer of the Warrant Repricing Agreement; and (iv) the approval of the terms of and in favor of the other actions contemplated by the Financing Purchase Agreement and the Warrant Repricing Agreement and any action required in furtherance thereof; provided, however, that no party to the Voting Agreement shall be required to vote its shares of voting capital stock of the Issuer as provided above if the terms of the Financing, the Financing Purchase Agreement or the Warrant Repricing Agreement are materially changed or amended after February 10, 2003 and such party reasonably believes that such change or amendment is adverse to the rights or the interest of the Company or such party.

     The Reporting Person and the Other Shareholders own, in the aggregate, approximately 48.5% of the outstanding voting capital stock of the Issuer on an as-converted basis. The holders of Preferred Stock are entitled to 4 votes per share of Preferred Stock on any matter that requires the approval of the shareholders of the Issuer, while holders of Common Stock are entitled to one vote per share of Common Stock.

     The Voting Agreement terminates on the earlier of: (i) the consummation of the Financing; (ii) the date on which the parties to the Voting Agreement terminate it by written consent of the Reporting Person and a majority in interest of the Other Shareholders; (iii) upon the termination of the Financing Purchase Agreement; and (iv) April 30, 2003.

     The Financing Purchase Agreement sets forth the terms of the Financing whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (i.e., the Financing Shares) and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $0.79 per share (i.e., the Financing Warrants) to the investor-parties thereto for an aggregate purchase price of $15,004,000 (i.e., the Financing). Pursuant to the Financing Purchase Agreement, the Reporting Person will purchase 88,607 shares of Common Stock and Financing Warrants to purchase up to 19,936 shares of Common Stock for an aggregate purchase price of $69,999.53. The Issuer agreed, pursuant to the Financing Purchase Agreement, to use its best efforts to register the Financing Shares and the Common Stock issuable upon the exercise of the Financing Warrants on a Form S-3 under the Securities Act of 1933 as amended, within thirty (30) days of the closing of the Financing. The Financing is subject to shareholder approval and certain other closing conditions.

     In connection with the Financing, the Issuer and certain holders of warrants to purchase 4,016,024 shares of Common Stock at $6.97 per share (the “Existing Warrants”) entered into the Warrant Repricing Agreement. Pursuant to the terms of the Warrant Repricing Agreement and as an inducement to the holders of the Existing Warrants to participate in the Financing, the parties to the Warrant Repricing Agreement agreed to cancel the Existing Warrants and issue in their place, on a one to one basis, new warrants to purchase shares of Common Stock (the “Repriced Warrants”). The Repriced Warrants have an exercise price of $1.12 per share and may only be exercised for cash (in contrast to the terms of the Existing Warrants that provided for a “cashless” exercise feature).

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Securities Purchase Agreement dated February 10, 2003. Exhibit 2 - Voting Agreement dated February 10, 2003. Exhibit 3 - Warrant Repricing Agreement dated February 10, 2003.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2003

/s/ Richard P. Thompson
Richard P. Thompson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Comm ission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

Exhibit 1 - Securities Purchase Agreement dated February 10, 2003. Exhibit 2 - Voting Agreement dated February 10, 2003. Exhibit 3 - Warrant Repricing Agreement dated February 10, 2003.